cm

09056487

S. MMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 37373 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARBOUR INVESTMENTS, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 D'ONOFRIO DRIVE
(No. and Street)

| MADISON | WISCONSIN | 53719 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RHONDA L. MEYER (608) 662-6100
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SMITH & GESTELAND, LLP
(Name – *if individual, state last, first, middle name*)

| 8383 GREENWAY BLVD. | MIDDLETON | WISCONSIN | 53562 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail
Mail Processing
Section
MAR 02 2009
Washington, DC
106

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Rhonda Meyer, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to the firm of Harbour Investments, Inc. as of December 31, 2008, are true and correct. I further affirm that neither the company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Rhonda Meyer
Signature

VP-COO
Title

Notary Public

RICHARD MEDLAND NOTARY PUBLIC STATE OF WISCONSIN

This report ** contains (check all that are applicable)

| | | |
|---|---|---|
| X | (a) | Facing page |
| X | (b) | Statement of Financial Condition |
| X | (c) | Statement of Income |
| X | (d) | Statement of Cash Flows |
| X | (e) | Statement of Changes in Stockholders' Equity |
| | (f) | Statement of Changes in Liabilities Subordinated to Claims of Creditors |
| X | (g) | Computation of Net Capital |
| | (h) | Computation for Determination of Reserve Requirements Pursuant to Rule15c3-3 |
| | (i) | Information relating to the Possession or Control Requirements Under Rule 15c3-3 |
| X | (j) | A reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 |
| | (k) | A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation |
| X | (l) | An Oath or Affirmation |
| | (m) | A copy of the SIPC Supplemental Report |
| | (n) | A report describing and material inadequacies found to exist or found to have existed since the date of the previous audit |
| X | (o) | Independent Auditor's Report on Internal Control |

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Smith & Gesteland LLP
Certified Public Accountants & Business Consultants
Not The Same Old Bottom Line

# REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Harbour Investments, Inc.
Madison, Wisconsin

We have audited the accompanying statement of financial condition of Harbour Investments, Inc. as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harbour Investments, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on pages 15-16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smith & Gesteland, LLP

Madison, Wisconsin
February 23, 2009

SMITH & GESTELAND, LLP

MADISON
8383 Greenway Boulevard Suite 400
P.O. Box 1764
Madison, Wisconsin 53701-1764
p 608.836.7500 f 608.836.7505
www.sgcpa.com

SUN PRAIRIE
100 Wilburn Road Suite 102
P.O. Box 440
Sun Prairie, Wisconsin 53590-0440
p 608.836.7500 f 608.836.7505

AFFILIATE INPACT INTERNATIONAL NETWORK OF PROFESSIONAL ACCOUNTANTS

## HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

## STATEMENT OF FINANCIAL CONDITION
December 31, 2008

| | | |
|---|---|---|
| **ASSETS** | | |
| Current assets | | |
| Cash and cash equivalents | $ | 966,211 |
| Commissions receivable | | 498,857 |
| Marketable securities owned, at market value | | 60,863 |
| Deferred income taxes | | 10,547 |
| Total current assets | | 1,536,478 |
| Total assets | $ | 1,536,478 |
| **LIABILITIES** | | |
| Accounts payable | $ | 46,749 |
| Commissions payable | | 577,113 |
| Income taxes payable | | 21,047 |
| Total current liabilities | | 644,909 |
| Total liabilities | | 644,909 |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock, no par value; 2,000,000 shares authorized; 208,334 shares issued and outstanding | | 16,500 |
| Paid-in capital | | 6,500 |
| Retained earnings | | 868,569 |
| Total stockholders' equity | | 891,569 |
| Total liabilities and stockholders' equity | $ | 1,536,478 |

The accompanying notes are an integral part of the financial statements.

**HARBOUR INVESTMENTS, INC.**
Madison, Wisconsin

**STATEMENT OF INCOME**
For the Year Ended December 31, 2008

| | |
|---|---|
| Commission revenue | $ 23,798,327 |
| Investment losses | (25,978) |
| Gross income | 23,772,349 |
| Expenses | |
| Commissions | 21,290,466 |
| Management fees | 2,345,000 |
| Depreciation expense | 631 |
| Settlements | 5,000 |
| Salaries | 77,537 |
| Miscellaneous expense | 670 |
| Total expenses | 23,719,304 |
| Income before income taxes | 53,045 |
| Income tax expense | 18,500 |
| NET INCOME | $ 34,545 |

The accompanying notes are an integral part of the financial statements.

## HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2008

| | Common Stock | | Paid-In | Retained |
|---|---|---|---|---|
| | Shares | Amounts | Capital | Earnings |
| Balance, January 1, 2008 | 208,334 | $ 16,500 | $ 6,500 | $ 834,024 |
| Net income | | | | 34,545 |
| Balance, December 31, 2008 | 208,334 | $ 16,500 | $ 6,500 | $ 868,569 |

The accompanying notes are an integral part of the financial statements.

**HARBOUR INVESTMENTS, INC.**
Madison, Wisconsin

**STATEMENT OF CASH FLOWS**
For the Year Ended December 31, 2008

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | |
| Net income | $ 34,545 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 631 |
| Unrealized loss on marketable securities | 44,293 |
| Deferred income taxes | (10,547) |
| Changes in assets and liabilities: | |
| Commissions receivable | 100,774 |
| Accounts payable | (24,370) |
| Income taxes payable | 7,586 |
| Commissions payable | (11,187) |
| Net cash provided by operating activities | 141,725 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | |
| Purchase of marketable securities | (20,003) |
| Net cash used in investing activities | (20,003) |
| Net increase in cash and cash equivalents | 121,722 |
| Cash and cash equivalents at beginning of year | 844,489 |
| Cash and cash equivalents at end of year | $ 966,211 |
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION** | |
| Cash paid for income taxes | $ 21,461 |

The accompanying notes are an integral part of the financial statements.

**HARBOUR INVESTMENTS, INC.**
Madison, Wisconsin

# NOTES TO FINANCIAL STATEMENTS

## NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Harbour Investments, Inc. (the company), is a member of the Financial Industry Regulatory Authority and is registered with the Securities and Exchange Commission as a securities broker/dealer. The company serves primarily as a broker in connection with the sale of mutual funds and direct participation programs throughout the United States.

### A. CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

### B. RECEIVABLES

Management considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they are charged to operations in the period in which that determination is made.

### C. MARKETABLE SECURITIES

Marketable securities are valued at market value. The resulting difference between cost and market value is included in income.

### D. COMPUTER EQUIPMENT

Computer equipment is carried at cost, totaling $50,840. It is fully depreciated as of December 31, 2008. Depreciation is provided for by using the straight-line method over the estimated useful lives of the assets which is five years.

### E. INCOME TAXES

Income taxes are provided for tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the differences of the valuation of investment securities for financial and income tax reporting in accordance with SFAS No. 109 "Accounting for Income Taxes." Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. At December 31, 2008, there was a deferred tax asset in the amount of $10,547 from current unrealized losses on securities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

## NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### F. REVENUE RECOGNITION

Securities transactions and related commission revenue and expenses are recorded on a trade date basis. Commission revenue in connection with the sale of limited partnership interests is recognized when all conditions of the customer's investment are met.

### G. ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### H. ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN No. 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48), Accounting for Uncertainty in Income Taxes, to its annual financial statements for fiscal years beginning after December 15, 2008. The company has elected to defer the application of Interpretation 48 for the year ended December 31, 2008. The company evaluates its uncertain tax positions using the provisions of FASB Statement No. 5, Accounting for Contingencies. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position of the all uncertain tax positions in the aggregate could differ from the amount recognized.

## NOTES TO FINANCIAL STATEMENTS

### NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

I. FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157). In February 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, which provides a one year deferral of the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, the company has adopted the provisions of SFAS No. 157 with respect to its financial assets and liabilities only. SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under SFAS No. 157 as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under SFAS No. 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

- Level One - Quoted prices in active markets for identical assets or liabilities.
- Level Two - Inputs other than Level One that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level Three - Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The adoption of SFAS No. 157 did not have a material impact on the company's results of operations and financial condition. As of December 31, 2008, the company's financial assets which were measured at fair value in accordance with SFAS No. 157 consisted of $60,863 of marketable securities employing Level One inputs.

## NOTE 2 - INCOME TAXES

Composition of income tax expense for the year ended December 31, 2008, is as follows:

| | |
|---|---|
| Current taxes | |
| Federal | $ 19,554 |
| State | 9,493 |
| Total current taxes | 29,047 |
| Deferred tax benefit | (10,547) |
| Total income tax expense | $ 18,500 |

Deferred tax assets are a result of unrealized losses on securities at December 31, 2008.

## NOTE 3 - RELATED PARTY TRANSACTIONS

Management and administration of the company are provided under a month-to-month contract with Harbour Management, LLC, a company 99.9% owned by the majority stockholder of Harbour Investments, Inc. The management company is responsible for the payment of all management and administration expense. Harbour Investments, Inc. paid management fees of $2,345,000 for the year ended December 31, 2008. See Note 4 for additional related party information.

## NOTE 4 - GUARANTEES

The company guarantees a business loan for the benefit of Harbour Management, LLC, a related party through common ownership, with an outstanding balance of $30,910 at December 31, 2008. Management anticipates Harbour Management, LLC will be able to pay this loan in full; therefore this obligation is not included on the statement of financial condition.

The company guarantees an office lease agreement for the benefit of Harbour Management, LLC, a related party through common ownership. In the event and for what ever reason, if Harbour Management, LLC is unable to fulfill the terms of the office lease agreement, Harbour Investments, Inc. will assume the responsibility of the entire office lease agreement from that point forward and the entirety of the agreement. The lease is paid monthly and expires August 31, 2013.

## NOTES TO FINANCIAL STATEMENTS

**NOTE 4 - GUARANTEES** (continued)

The following is a schedule of the future annual lease payments that would be required under the terms of the lease if the company had to assume the lease for the years ended December 31:

| | |
|---|---|
| 2009 | $ 67,976 |
| 2010 | 70,355 |
| 2011 | 72,817 |
| 2012 | 75,366 |
| 2013 | 51,403 |
| | $ 337,917 |

Management anticipates Harbour Management, LLC will be able to fulfill the terms of the office lease agreement; therefore this obligation is not included on the statement of financial position.

**NOTE 5 - CAPITAL REQUIREMENTS**

The company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits a broker/dealer from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule, subject to a minimum net capital requirement. Aggregate indebtedness at December 31, 2008, was $644,909 while the company had net capital of $808,093 and a net capital requirement of $100,000. The company's net capital ratio was .80 to 1.

**NOTE 6 - SECURITIES OWNED**

Marketable securities owned consist of trading and investing securities at quoted market values, as summarized below.

| | |
|---|---|
| Corporate equities | $ 17,920 |
| Mutual funds | 42,943 |
| | $ 60,863 |

The company recognized an unrealized loss of $44,293 during 2008 on its marketable securities.

## NOTES TO FINANCIAL STATEMENTS

### NOTE 7 - CONCENTRATIONS OF CREDIT RISK

The company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The company places its cash and temporary cash investments with high credit quality financial institutions. At times, such investments may be in excess of the FDIC insurance limit. The company routinely assesses the financial strength of its customers and, as a consequence, believes that its commissions receivable credit risk exposure is limited.

### NOTE 8 - LITIGATION

The company is subject to various lawsuits, claims, and counterclaims. Such matters are subject to the resolution of many uncertainties, and accordingly, outcomes are not predictable with assurance. Although the company believes that amounts provided in its financial statements are adequate in light of the probable and estimable liabilities, there can be no assurances that the amounts required to discharge alleged liabilities from these matters will not have a material adverse affect on its financial condition, results of operations, or cash flows. Any amounts of costs that may be incurred in excess of those amounts provided as of December 31, 2008, cannot be determined.

# SUPPLEMENTAL INFORMATION

**HARBOUR INVESTMENTS, INC.**
Madison, Wisconsin

**COMPUTATION OF NET CAPITAL**
As of December 31, 2008

| | | |
|---|---|---|
| Net capital | | |
| Stockholders' equity | | $ 891,569 |
| Total stockholder equity qualified for net capital | | 891,569 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Aged receivables | $ 25,985 | |
| Deferred taxes | 10,547 | |
| Other deductions | 30,910 | |
| Total deductions and/or charges | | 67,442 |
| Net capital before haircuts on securities positions | | 824,127 |
| Haircuts on securities: | | |
| Other securities | 16,034 | |
| Total haircuts on securities positions | | 16,034 |
| Net capital | | $ 808,093 |

**HARBOUR INVESTMENTS, INC.**
Madison, Wisconsin

**COMPUTATION OF NET CAPITAL**
(Continued)
As of December 31, 2008

| | |
|---|---|
| Aggregated indebtedness: | |
| Accounts payable and accrued taxes | $ 67,796 |
| Commissions payable | 577,113 |
| Total aggregated indebtedness | $ 644,909 |
| Computation of basic net capital requirement | |
| Minimum net capital required | $ 100,000 |
| Excess net capital | $ 708,093 |
| Excess net capital at 1,000 percent | $ 743,602 |
| Ratio: aggregated indebtedness to net capital | 0.80 |
| Reconciliation with company's computation of net capital reported in Part II of Form X-7a-5 a as of December 31, 2008 | |
| Net capital reported in unaudited focus report | $ 828,550 |
| Changes in allowable credits and nonallowable assets: | |
| Computer equipment, net | 631 |
| Other deductions | (30,910) |
| Audit adjustments: | |
| Depreciation expense | (631) |
| Commissions expense | 31,500 |
| Income taxes, net | (21,047) |
| Net capital per above | $ 808,093 |

## FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

| | |
|---|---|
| BROKER OR DEALER HARBOUR INVESTMENTS, INC. | as of DEC. 31, 2008 |

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)(1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k)(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k)(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

| Clearing Firm SEC#s | Name | Product Code |
|---|---|---|
| 8- 12987 [4335A] | WEDBUSH MORGAN SECURITIES INC. [4335A2] | All [4335B] |
| 8- 17574 [4335C] | PERSHING LLC [4335C2] | All [4335D] |
| 8- ___ [4335E] | ___ [4335E2] | ___ [4335F] |
| 8- ___ [4335G] | ___ [4335G2] | ___ [4335H] |
| 8- ___ [4335I] | ___ [4335I2] | ___ [4335J] |

D. (k)(3)--Exempted by order of the Commission ☐ [4580]

Smith & Gesteland LLP
Certified Public Accountants & Business Consultants
Not The Same Old Bottom Line

## INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Board of Directors
Harbour Investments, Inc.
Madison, Wisconsin

In planning and performing our audit of the financial statements of Harbour Investments, Inc. (the company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company, including consideration of control activities for safeguarding securities. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

MADISON
8383 Greenway Boulevard Suite 400
P.O. Box 1764
Madison, Wisconsin 53701-1764
p 608.836.7500 f 608.836.7505
www.sgcpa.com

SUN PRAIRIE
100 Wilburn Road Suite 102
P.O. Box 440
Sun Prairie, Wisconsin 53590-0440
p 608.836.7500 f 608.836.7505

AFFILIATE INPACT INTERNATIONAL NETWORK OF PROFESSIONAL ACCOUNTANTS

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smith & Gesteland, LLP

Madison, Wisconsin
February 23, 2009

SMITH & GESTELAND, LLP

# HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

## FINANCIAL STATEMENTS
and
## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

For the Year Ended December 31, 2008

**HARBOUR INVESTMENTS, INC.**
Madison, Wisconsin

# TABLE OF CONTENTS